Exhibit 99.4

CONSENT OF INDEPENDENT ENGINEERS

We hereby consent to the reference to McDaniel & Associates Consultants Ltd. in the Report of Foreign Private Issuer on Form 6-K of Baytex Energy Corp. and to the references to our firm, in the context in which they appear. We hereby further consent to the references to our report dated as of February 24, 2023, prepared for Baytex Energy Corp. with respect to Ranger Oil Corporation. We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-171568) on Form S-8 of Baytex Energy Corp.

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Brian R. Hamm
Brian R. Hamm, P.Eng.
President & CEO

Calgary, Alberta, Canada

June 27, 2023

2000, Eighth Avenue Place, East Tower, 525 – 8 Avenue SW, Calgary AB T2P 1G1    Tel: (403) 262-5506    www.mcdan.com